

May 22, 2013

Via E-mail
Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong 852-21917155

> **Re:** **Plastec Technologies, Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 15, 2013**
> **File No. 333-185212**

Dear Mr. Ning:

We have reviewed your amendment and your letter dated May 15, 2013, and we have the following comment.

Form F-1/A filed May 15, 2013

Risk Factors, page 5

1. We have read your response to comment 1 in our letter dated April 10, 2013. You state, "…the payment of dividends remain subject to completing the required formalities with each banking institution in accordance with the relevant foreign exchange administration authorities." Additionally, concerns remain regarding the application of Rule 5-04(c) given you are a Cayman Islands parent company with operating subsidiaries in China. Please provide us with your calculation of the restricted net assets and percentage used in your consideration of Rule 5-04(c), along with an explanation of the specific amounts included and excluded from the calculation. For amounts excluded from your calculation of restricted net assets, please clarify that these net assets may be transferred to the parent in the form of loans, dividends, etc., without a third party's consent.

Ho Leung Ning
Plastec Technologies, Ltd.
May 22, 2013
Page 2

You may contact Patricia Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Miller, Via E-mail
       Jeffrey Gallant, Via E-mail